Form U-3A-2
                                                             File No.  69-221
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                 FORM U-3A-2

               Statement by Holding Company Claiming Exemption
             Under Rule U-3A-2 from the Provisions of the Public
                     Utility Holding Company Act of 1935

                       PENNSYLVANIA ENTERPRISES, INC.
                              (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

           1.  Name and Business of Claimant and Subsidiaries

    The name of the Claimant is Pennsylvania Enterprises, Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711. The Claimant is a holding company with two groups of operating subsidiaries, regulated and nonregulated, as follows:

Regulated Subsidiaries

    PG Energy Inc. ("PGE"), a Pennsylvania corporation formerly known as Pennsylvania Gas and Water Company and having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of the Claimant. PGE is an operating public utility engaged in distributing natural gas to an area lying within the Counties of Lackawanna, Luzerne, Wyoming, Susquehanna, Columbia, Montour, Northumberland, Lycoming, Union and Snyder, in northeastern Pennsylvania. This territory includes 116 municipalities in addition to the cities of Scranton, Wilkes-Barre and Williamsport. On February 14, 1997, PGE purchased all of the outstanding capital stock of Honesdale Gas Company ("Honesdale"), an operating public utility engaged in distributing natural gas to an area lying within Wayne and Pike Counties, Pennsylvania, adjacent to PGE's service territory. Both PGE and Honesdale are subject to the jurisdiction of the Pennsylvania Public Utility Commission. As of December 31, 1996, PGE provided service to 144,200 natural gas customers and Honesdale provided service to 3,200 natural gas customers.

    PGE also provided water service in portions of northeastern Pennsylvania lying within the Counties of Lackawanna, Luzerne, Susquehanna and Wayne, which included the cities of Scranton and Wilkes-Barre and 63 other municipalities through February 16, 1996, the date on which PGE sold its regulated water operations and certain related assets to Pennsylvania-American Water Company, a Pennsylvania corporation and a wholly-owned subsidiary of American Water Works Company, Inc.

    PGE has one additional subsidiary, Penn Gas Development Co., which is more fully described below. The aggregate total assets of this subsidiary at December 31, 1996, were less than 0.5% of PGE's total assets.


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NonRegulated Subsidiaries

    Penn Gas Development Co. ("PGD"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of PGE. PGD was organized in 1969 and its primary activity was the encouragement of the sale of natural gas by providing secondary financing to developers and owners of properties using natural gas. At present, PGD is not providing any such financing and is inactive.

    Pennsylvania Energy Resources, Inc. ("PERI"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of the Claimant. On June 1, 1996, Pennsylvania Energy Marketing Company ("PEM"), a Pennsylvania corporation and wholly-owned subsidiary of the Claimant, was merged into PERI. PERI provides various energy supply and energy management services including the marketing and sale of natural gas to commercial and industrial users, the sale of propane, and the maintenance and servicing of residential and small commercial gas-fired equipment.

    Keystone Pipeline Services, Inc. ("Keystone"), a Delaware corporation having its principal office at 37 Sea Pave Drive, South Windsor, Connecticut, 06074, is a wholly-owned subsidiary of PERI that was acquired by PERI on December 7, 1995. Keystone performs various specialized pipeline distribution services for utilities, including keyhole vacuum excavation, camera inspection and bridge pipeline rehabilitation, as well as installing mains and services for the natural gas, water and sewer industry.

    Theta Land Corporation ("Theta"), a Pennsylvania corporation having its principal office at One PEI Center, Wilkes-Barre, Pennsylvania 18711, is a wholly-owned subsidiary of the Claimant. Theta currently owns a small amount of real estate and is presently initiating several residential and commercial real estate development projects in northeastern Pennsylvania. Additionally, Theta is developing plans to conduct timber, sand and gravel operations in northeastern Pennsylvania at various locations.

           2.  Properties of Claimant and Subsidiaries

    The Claimant does not own any properties, and its assets consist primarily of investments in the common stock of its subsidiaries, as described above. The natural gas properties of PGE consist primarily of 2,265 miles of distribution lines, nine city gate and 75 major regulating stations, and miscellaneous related and additional property, all of which are located in Pennsylvania. PGE also owned the gas, oil and storage rights for certain property located near the town of DuBois, in western Pennsylvania, which it abandoned in 1996, and in connection therewith, certain related physical property the majority of which it sold in December, 1996. Additionally, PGE owns approximately 46,000 acres of land. PGE has no natural gas producing fields, no pipelines receiving gas at the borders of Pennsylvania and no properties located outside of Pennsylvania. The water properties which PGE sold to Pennsylvania-American Water Company on February 16, 1996, consisted of 36 active and standby reservoirs, five wells and two pump intakes; approximately 8,000 acres of watershed land; and a treatment and distribution system, including approximately 1,730 miles of aqueducts and pipelines, ten water treatment plants, storage tanks, pumping stations, chlorinating stations, hydrants, meters, shops and miscellaneous facilities, all located in northeastern Pennsylvania.


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           3.  Natural Gas Distributed in 1996

    During the calendar year 1996, of the Claimant and its various subsidiaries, PGE was the only operating public utility company distributing natural gas, all of which it distributed at retail. The following data for the calendar year 1996 relates to PGE alone:

    (a) Natural or manufactured gas distributed at retail - 47,607,374 thousand cubic feet (MCF).
    (b) Natural or manufactured gas distributed at retail outside Pennsylvania - None.
    (c) Natural or manufactured gas sold at wholesale outside Pennsylvania or at the State line - None.
    (d) Natural or manufactured gas purchased outside Pennsylvania or at the State line - 30,026,148 MCF.

         4.  Interest in Exempt Wholesale Generators or Foreign Utility
             Companies

    None

                                  EXHIBIT A

    A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the calendar year 1996, together with a consolidating balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year, is filed as Exhibit A hereto.

                                  EXHIBIT B

    A Financial Data Schedule for the Claimant for the calendar year 1996 is filed as Exhibit B hereto.

                                  EXHIBIT C

    Not applicable

    The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1997.


                                      PENNSYLVANIA ENTERPRISES, INC.
                                            (Name of Claimant)



                                      By
                                                 John F. Kell, Jr.
                                         Vice President, Financial Services


Corporate Seal


Attest:




        Thomas J. Ward
           Secretary

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Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


         Thomas J. Ward
         Secretary
         Pennsylvania Enterprises, Inc.
         One PEI Center
         Wilkes-Barre, PA 18711

Copy to:

         Garett J. Albert, Esquire
         Hughes Hubbard & Reed
         One Battery Park Plaza
         New York, New York 10004
































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

                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                          Consolidating Statement of Income and Retained Earnings as of December 31, 1996
                                                      (Thousands of Dollars)

                                                                                                      CONSOLIDATING
                                             PGE       THETA      PERI (1)       PEI      COMBINED       ENTRIES       CONSOLIDATED
OPERATING REVENUES:
  Gas sales and services                   $160,594   $      -    $ 13,028    $      -    $173,622    $           -    $    173,622
  Pipeline construction and services              -          -      10,733           -      10,733                -          10,733
  Other                                           -          -         127           -         127               (2)            125
    Total operating revenues                160,594          -      23,888           -     184,482               (2)        184,480

OPERATING EXPENSES:
  Cost of gas                                88,291          -      10,184           -      98,475                -          98,475
  Other operation expenses                   25,070          -      11,668         681      37,419               (2)         37,417
  Maintenance                                 5,513          -           -           -       5,513                -           5,513
  Depreciation                                7,612          -         221           -       7,833                -           7,833
  Income taxes                                6,364          -         643      (1,207)      5,800                -           5,800
  Taxes other than income taxes              11,028          -          31         123      11,182                -          11,182
      Total operating expenses              143,878          -      22,747        (403)    166,222               (2)        166,220

OPERATING INCOME                             16,716          -       1,141         403      18,260                -          18,260

OTHER INCOME (DEDUCTIONS), NET                  143        (22)        (57)     11,093      11,157           (9,431)          1,726

INCOME (LOSS) BEFORE INTEREST CHARGES        16,859        (22)      1,084      11,496      29,417           (9,431)         19,986

INTEREST CHARGES:
  Interest on long-term debt                  6,862          -          58       3,457      10,377             (768)          9,609
  Other interest                                658          -          85         338       1,081             (321)            760
  Allowance for borrowed funds used
    during construction                        (177)         -           -           -        (177)               -            (177)
      Total interest charges                  7,343          -         143       3,795      11,281           (1,089)         10,192

INCOME (LOSS) FROM CONTINUING OPERATIONS      9,516        (22)        941       7,701      18,136           (8,342)          9,794

LOSS WITH RESPECT TO DISCONTINUED
  OPERATIONS                                   (363)         -           -           -        (363)               -            (363)

INCOME (LOSS) BEFORE SUBSIDIARY'S
  PREFERRED STOCK DIVIDENDS                   9,153        (22)        941       7,701      17,773           (8,342)          9,431

SUBSIDIARY'S PREFERRED STOCK DIVIDENDS        1,730          -           -           -       1,730                -           1,730

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS       7,423        (22)        941       7,701      16,043           (8,342)          7,701

EXTRAORDINARY LOSS (NET OF TAX BENEFIT
  OF $575)                                        -          -           -      (1,117)     (1,117)               -          (1,117)

NET INCOME (LOSS)                             7,423        (22)        941       6,584      14,926           (8,342)          6,584

RETAINED EARNINGS (DEFICIT):
  Beginning of year                          57,868       (191)        340      55,147     113,164          (58,017)         55,147
  Additional funding by PEI                       -        201           -           -         201             (201)              -
  Merger of PEM into PERI                         -          -         321           -         321             (321)              -
  Premiums on redemption of PGE's
    preferred stock                          (1,337)         -           -      (1,337)     (2,674)           1,337          (1,337)
  Cash dividends on common stock            (33,768)         -           -     (11,174)    (44,942)          33,768         (11,174)
    End of year                            $ 30,186   $    (12)   $  1,602    $ 49,220    $ 80,996    $     (31,776)   $     49,220

NOTES:
   Individual companies are identified in column headings and elsewhere as follows:
     PGE   - PG Energy Inc.
     THETA - Theta Land Corporation
     PEM   - Pennsylvania Energy Marketing Company
     PERI  - Pennsylvania Energy Resources, Inc.
     PEI   - Pennsylvania Enterprises, Inc.

   See Page 8 for summary of consolidated entries.

(1)  Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PERI.

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



                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                        Consolidating Balance Sheet as of December 31, 1996
                                                      (Thousands of Dollars)



                                                                                                     CONSOLIDATING
                 ASSETS                     PGE       THETA      PERI (1)       PEI      COMBINED       ENTRIES       CONSOLIDATED
UTILITY PLANT:
  At original cost                        $319,205   $      -    $      -    $      -    $319,205    $           -    $    319,205
  Accumulated depreciation                 (79,783)         -           -           -     (79,783)               -         (79,783)
                                           239,422          -           -           -     239,422                -         239,422

OTHER PROPERTY AND INVESTMENTS:
  Nonutility property and equipment          5,074        273       7,227           -      12,574              (72)         12,502
  Accumulated depreciation                    (447)        (4)     (4,223)          -      (4,674)               -          (4,674)
  Other                                        267        596         295     137,917     139,075         (137,355)          1,720
                                             4,894        865       3,299     137,917     146,975         (137,427)          9,548

CURRENT ASSETS:
  Cash and cash equivalents                    690         16         414           6       1,126                -           1,126
  Accounts receivable -
    Customers                               17,183          -       5,281           -      22,464                -          22,464
    Affiliates                                  58          -         (40)          -          18              (18)              -
    Others                                     565          -           -           -         565                -             565
    Reserve for uncollectible accounts      (1,140)         -         (93)          -      (1,233)               -          (1,233)
  Unbilled revenues                         11,830          -       1,136           -      12,966                -          12,966
  Materials and supplies, at average cost    2,460          -         405           -       2,865                -           2,865
  Gas held by suppliers, at average cost    20,265          -           -           -      20,265                -          20,265
  Natural gas transition costs collectible              2,525           -           -           -       2,525                     -
                                                 2,525
  Deferred cost of gas and supplier refunds,
    net                                     19,316          -           -           -      19,316                -          19,316
  Prepaid expenses and other                 1,313          -         125           -       1,438                -           1,438
                                            75,065         16       7,228           6      82,315              (18)         82,297

DEFERRED CHARGES:
  Regulatory assets -
    Deferred taxes collectible              29,771          -           -           -      29,771                -          29,771
    Other                                    4,274          -           -           -       4,274                -           4,274
  Unamortized debt expense                   1,153          -           -         345       1,498                -           1,498
                                            35,198          -           -         345      35,543                -          35,543

TOTAL ASSETS                              $354,579 $    881      $ 10,527    $138,268    $504,255    $    (137,445)   $    366,810


NOTE:
       See page 9 for summary of consolidating entries.


(1)  Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PERI.

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

                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                        Consolidating Balance Sheet as of December 31, 1996
                                                      (Thousands of Dollars)


                                                                                                      CONSOLIDATING
    CAPITALIZATION AND LIABILITIES           PGE       THETA      PERI (1)       PEI      COMBINED       ENTRIES       CONSOLIDATED
CAPITALIZATION:
  Common shareholders' investment          $ 96,005   $    330    $  2,603    $118,132    $217,070    $     (99,419)   $    117,651
  Preferred stock of PGE -
    Not subject to mandatory redemption,
      net                                    18,851          -           -           -      18,851                -          18,851
    Subject to mandatory redemption             739          -           -           -         739                -             739
  Long-term debt                             55,000          -           -      20,000      75,000                -          75,000
                                            170,595        330       2,603     138,132     311,660          (99,419)        212,241

CURRENT LIABILITIES:
  Current portion of long-term debt -
    Parent                                   31,400          -           -           -      31,400          (31,400)              -
    Other                                    38,721          -           -           -      38,721                -          38,721
  Preferred stock subject to repurchase
    or mandatory redemption                     115          -           -           -         115                -             115
  Notes payable                              10,000          -           -           -      10,000                -          10,000
  Accounts payable -
    Suppliers                                17,831         26       2,088           -      19,945                -          19,945
    Affiliates, net                             348        490       4,948           -       5,786           (5,786)              -
  Accrued general business and realty
    taxes                                     2,239         11         117         (17)      2,350                -           2,350
  Accrued income taxes                       14,559         (1)        (29)         (4)     14,525                -          14,525
  Accrued interest                            1,936          -           -          75       2,011             (768)          1,243
  Accrued natural gas transition costs        2,095          -           -           -       2,095                -           2,095
  Other                                       3,375         19         510           -       3,904                -           3,904
                                            122,619        545       7,634          54     130,852          (37,954)         92,898

DEFERRED CREDITS:
  Deferred income taxes                      49,119          6         151          (6)     49,270                -          49,270
  Unamortized investment tax credits          4,767          -           -           -       4,767                -           4,767
  Operating reserves                          3,086          -           -           -       3,086                -           3,086
  Other                                       4,393          -         139          88       4,620              (72)          4,548
                                             61,365          6         290          82      61,743              (72)         61,671

TOTAL CAPITALIZATION AND LIABILITIES       $354,579   $    881    $ 10,527    $138,268    $504,255    $    (137,445)   $    366,810


NOTE:
       See page 10 for summary of consolidating entries.


(1)  Includes the consolidated accounts of Keystone Pipeline Services, Inc., a wholly-owned subsidiary of PERI.

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
                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                                     Summary of Consolidating Statement of Income and Retained
                                             Earnings Entries as of December 31, 1996

                                              ENTRY TO         ENTRY TO          ENTRY TO
                                              ELIMINATE        ELIMINATE        ELIMINATE
                                            INTERCOMPANY      INTERCOMPANY      SUBSIDIARY
                                              INTEREST           SALES           EARNINGS         TOTAL
OPERATING REVENUES:
  Gas sales and service                     $          -      $          -      $        -      $      -
  Pipeline construction and services                   -                 -               -             -
  Other                                                -                (2)              -            (2)
    Total Operating revenues                           -                (2)              -            (2)

OPERATING EXPENSES:
  Cost of gas                                          -                 -               -             -
  Other operation expenses                             -                (2)              -            (2)
  Maintenance                                          -                 -               -             -
  Depreciation                                         -                 -               -             -
  Income taxes                                         -                 -               -             -
  Taxes other than income                              -                 -               -             -
     Total operating expenses                          -                (2)              -            (2)

OPERATING INCOME                                       -                 -               -             -

OTHER INCOME (DEDUCTIONS), NET                    (1,089)                -          (8,342)       (9,431)

INCOME (LOSS) BEFORE INTEREST CHARGES             (1,089)                -          (8,342)       (9,431)

INTEREST CHARGES:
  Interest on long-term debt                        (768)                -               -          (768)
  Other interest                                    (321)                -               -          (321)
  Allowance for borrowed funds used
    during construction                                -                 -               -             -
     Total interest charges                       (1,089)                -               -        (1,089)

INCOME (LOSS) FROM CONTINUING
  OPERATIONS                                           -                 -          (8,342)       (8,342)

LOSS WITH RESPECT TO DISCONTINUED
  OPERATIONS                                           -                 -               -             -

INCOME (LOSS) BEFORE SUBSIDIARY'S
  PREFERRED STOCK DIVIDENDS                            -                 -          (8,342)       (8,342)

SUBSIDIARY'S PREFERRED STOCK DIVIDENDS                 -                 -               -             -

INCOME (LOSS) BEFORE EXTRAORDINARY
  LOSS                                                 -                 -          (8,342)       (8,342)

EXTRAORDINARY LOSS (NET OF TAX
  BENEFIT OF $575)                                     -                 -               -             -

NET INCOME (LOSS)                                      -                 -          (8,342)       (8,342)

RETAINED EARNINGS (DEFICIT):
  Beginning of year                                    -                 -         (58,017)      (58,017)
  Additional funding by PEI                            -                 -            (201)         (201)
  Merger of PEM into PERI                              -                 -            (321)         (321)
  Premiums on redemption of PGE's
    preferred stock                                    -                 -           1,337         1,337
  Cash dividends on common stock                       -                 -          33,768        33,768
    End of year                             $          -      $          -      $  (31,776)     $(31,776)

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


                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                              Summary of Consolidating Balance Sheet Entries as of December 31, 1996
                                                      (Thousands of Dollars)


                                                                                           ENTRY TO       ENTRY TO
                                                                        ENTRY TO          ELIMINATE       ELIMINATE
                                                      ENTRY TO          ELIMINATE          GAIN ON       INTERCOMPANY
                                                      ELIMINATE       INTERCOMPANY      INTERCOMPANY    LONG-TERM DEBT
                                                    INVESTMENT IN   ACCOUNTS PAYABLE       SALE OF       AND ACCRUED
                     ASSETS                         SUBSIDIARIES     AND RECEIVABLE        ASSETS          INTEREST        TOTAL
UTILITY PLANT:
  At original cost                                  $           -   $              -    $          -    $            -   $       -
  Accumulated depreciation                                      -                  -               -                 -           -
                                                                -                  -               -                 -           -

OTHER PROPERTY AND INVESTMENTS:
  Nonutility property and equipment                             -                  -             (72)                -         (72)
  Accumulated depreciation                                      -                  -               -                 -           -
  Other                                                   (99,419)            (5,768)              -           (32,168)   (137,355)
                                                          (99,419)            (5,768)            (72)          (32,168)   (137,427)

CURRENT ASSETS:
  Cash and cash equivalents                                     -                  -               -                 -           -
  Accounts receivable -
    Customers                                                   -                  -               -                 -           -
    Affiliates                                                  -                (18)              -                 -         (18)
    Others                                                      -                  -               -                 -           -
    Reserve for uncollectible accounts                          -                  -               -                 -           -
  Unbilled revenues                                             -                  -               -                 -           -
  Materials and supplies, at average cost                       -                  -               -                 -           -
  Gas held by suppliers, at average cost                        -                  -               -                 -           -
  Propane inventory, at average cost                            -                  -               -                 -           -
  Natural gas transition costs collectible                      -                  -               -                 -           -
  Deferred cost of gas and supplier refunds, net                -                  -               -                 -           -
  Prepaid expenses and other                                    -                  -               -                 -           -
                                                                -                (18)              -                 -         (18)

DEFERRED CHARGES:
  Regulatory assets -
    Deferred taxes collectible                                  -                  -               -                 -           -
    Other                                                       -                  -               -                 -           -
  Unamortized debt expense                                      -                  -               -                 -           -
                                                                -                  -               -                 -           -

TOTAL ASSETS                                        $     (99,419)$         (5,786)     $        (72)   $      (32,168)  $(137,445)

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

                                          PENNSYLVANIA ENTERPRISES, INC. AND SUBSIDIARIES

                              Summary of Consolidating Balance Sheet Entries as of December 31, 1996
                                                      (Thousands of Dollars)



                                                                                           ENTRY TO       ENTRY TO
                                                                        ENTRY TO          ELIMINATE       ELIMINATE
                                                      ENTRY TO          ELIMINATE          GAIN ON       INTERCOMPANY
                                                      ELIMINATE       INTERCOMPANY      INTERCOMPANY    LONG-TERM DEBT
                                                    INVESTMENT IN   ACCOUNTS PAYABLE       SALE OF       AND ACCRUED
        CAPITALIZATION AND LIABILITIES              SUBSIDIARIES     AND RECEIVABLE        ASSETS          INTEREST        TOTAL
CAPITALIZATION:
  Common shareholders' investment                   $     (99,419)  $              -    $          -    $            -   $ (99,419)
  Preferred stock of PGE -
    Not subject to mandatory redemption, net                    -                  -               -                 -           -
    Subject to mandatory redemption                             -                  -               -                 -           -
  Long-term debt                                                -                  -               -                 -           -
                                                          (99,419)                 -               -                 -     (99,419)

CURRENT LIABILITIES:
  Current portion of long-term debt -
    Parent                                                      -                  -               -           (31,400)    (31,400)
    Other                                                       -                  -               -                 -           -
  Preferred stock subject to repurchase or
    mandatory redemption                                        -                  -               -                 -           -
  Notes payable                                                 -                  -               -                 -           -
  Accounts payable -
    Suppliers                                                   -                  -               -                 -           -
    Affiliates, net                                             -             (5,786)              -                 -      (5,786)
  Accrued general business and realty taxes                     -                  -               -                 -           -
  Accrued income taxes                                          -                  -               -                 -           -
  Accrued interest                                              -                  -               -              (768)       (768)
  Accrued natural gas transition costs                          -                  -               -                 -           -
  Other                                                         -                  -               -                 -           -
                                                                -             (5,786)              -           (32,168)    (37,954)

DEFERRED CREDITS:
  Deferred income taxes                                         -                  -               -                 -           -
  Unamortized investment tax credits                            -                  -               -                 -           -
  Operating reserves                                            -                  -               -                 -           -
  Other                                                         -                  -             (72)                -         (72)
                                                                -                  -             (72)                -         (72)

TOTAL CAPITALIZATION AND LIABILITIES                $     (99,419)$         (5,786)     $        (72)   $      (32,168)  $(137,445)



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